UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange of 1934
(Amendment No. )*

VISION INDUSTRIES CORP.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

92835C 101
(CUSIP Number)

Richard R. Howe
125 Broad Street
New York, NY 10004-2498
(212) 558-3612
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92835C 101	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Novium Opportunity Umbrella SICAV PLC – Quality Investment Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Malta
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

22,689,722
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

22,689,722
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,689,722
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.4%
14	TYPE OF REPORTING PERSON (See Instructions)

IV

CUSIP No.	92835C 101	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

QIF Malta 1 Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Malta
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

10,750,000
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

10,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%
14	TYPE OF REPORTING PERSON (See Instructions)

IV

CUSIP No.	92835C 101	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Novium AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

33,439,722
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

33,439,722
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,439,722
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.8%
14	TYPE OF REPORTING PERSON (See Instructions)

IA

CUSIP No.	92835C 101	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Paolo Brückner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland and Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

33,439,722
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

33,439,722
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,439,722
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.8%
14	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No.	92835C 101	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Raul Cortes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

33,439,722
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

33,439,722
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,439,722
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.8%
14	TYPE OF REPORTING PERSON (See Instructions)

IN

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is the Common Stock, $.001 par value per share (the “Common Stock”) of Vision Industries Corp., a Florida corporation (the “Issuer”), whose principal executive offices are presently located at 1560 W. 190th Street, 2nd Floor, Torrance, California 90501.

Item 2.	Identity and Background.

This statement is filed jointly by Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund, QIF Malta 1 Limited, Novium AG, Paolo Brückner and Raul Cortes (the “Reporting Persons”).

Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund is organized under under the laws of Malta as a multi-fund public limited liability company with variable share capital (SICAV) pursuant to the Companies Act (Chapter 386 of the Laws of Malta).  It is an investment fund owned by many investors throughout the world.  Its business address is Level 6, The Mall Offices, Floriana, FRM 1470 Malta.

QIF Malta 1 Ltd. is organized under the laws of Malta as a private limited company.  Its business address is Palazzo Pietro Stiges, 103, Strait Street, Valletta, Malta VLT 1436.

Novium AG is an investment management company formed under the laws of Switzerland with its domicile in the Canton of Zurich, Switzerland.  Its business address is Seestrasse 45, 8702 Zollikon, Switzerland.

Paolo Brückner owns a majority of the voting shares of Novium AG, and his present principal occupation is partner and manager of Novium AG.  He has dual citizenship of Switzerland and Italy.

Raul Cortes is the asset manager of Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund and QIF Malta 1 Limited, and his present principal occupation is partner and asset manager of Novium AG.  He is a Spanish citizen with permanent residency in Switzerland.

During the five years preceding the filing of this statement, none of the Reporting Persons was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Page 7 of 12 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock beneficially owned by the Reporting Persons was acquired by Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund and QIF Malta 1 Limited principally by conversion of debt instruments issued by the Issuer, and also by purchases in the open market.  No borrowed funds were used in connection with the acquisition of any of such shares.

Item 4.	Purpose of Transaction.

The shares of Common Stock of the Issuer to which this Schedule relates were acquired for investment purposes and not for the purpose or with the effect of changing or influencing the control of the Issuer or in connection with or as a participant in any transaction having such purpose or effect.  In the future the Reporting Persons may, from time to time, acquire additional shares of Common Stock, maintain their present ownership position or sell shares of Common Stock, depending, among other things, upon the trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer, general economic, market and industry conditions and the Reporting Persons’ overall investment objectives.

Except as set forth herein, at the present time the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

Item 5.	Interests in Securities of the Issuer.

The aggregate number and percentage of the outstanding shares of Common Stock (based upon a total of 80,021,702 shares outstanding as of June 25, 2012) beneficially owned by each of the Reporting Persons as of the date hereof were as follows:

Page 8 of 12 Pages

Name	No. of Shares	Percentage
Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund	22,689,722	28.4
QIF Malta 1 Limited	10,750,000	13.4
Novium AG	33,439,722	41.2
Paolo Brückner	33,439,722	41.2
Raul Cortes	33,439,722	41.2

Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund and QIF Malta 1 Limited are investment funds that hold the shares directly and have shared power to vote and investment discretion over all securities owned by each of them respectively.  Novium AG, as the investment manager of Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund and QIF Malta 1 Limited, may be deemed to have shared power to vote and investment discretion over securities owned by Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund and QIF Malta 1 Limited.  Paolo Brückner, as the owner of a majority of the voting shares of Novium AG, may be deemed to have shared power to vote and investment discretion over securities beneficially owned by Novium AG.  Raul Cortes, as the asset manager of Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund and QIF Malta 1 Limited, may be deemed to have shared power to vote and investment discretion over securities owned by Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund and QIF Malta 1 Limited.  The foregoing should not be construed in and of itself as an admission that any of the Reporting Persons other than Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund and QIF Malta 1 Limited are the beneficial owners of securities owned by Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund and QIF Malta 1 Limited.

During the sixty days preceding the filing of this statement, Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund acquired 13,443,945 shares of Common Stock of the Issuer upon conversion of a note dated November 15, 2010 pursuant to a note conversion agreement dated June 25, 2012, and QIF Malta 1 Limited acquired 10,750,000 shares of Common Stock of the Issuer upon conversion of a loan made December 21, 2010 pursuant to a note conversion agreement dated June 25, 2012.  In addition, Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund purchased shares of Common Stock of the Issuer in the open market, as follows:

Date	No. of Shares	Price per share
May 24, 2012	135,741	$0.0852
May 25, 2012	114,259	$0.08847
May 29, 2012	250,000	$0.08364
May 30, 2012	105,000	$0.11183
May 31, 2012	145,000	$0.10621
June 4, 2012	250,000	$0.099

Page 9 of 12 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Issuer filed a Report on Form 8-K on July 2, 2012 which attached copies of the Note it issued to Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund on November 15, 2010, the Loan Agreement between the Issuer and QIF Malta 1 Limited made on December 21, 2010 and the Note Conversion Agreement dated June 25, 2012 pursuant to which QIF Malta 1 Limited converted $537,500.00 due under the Loan Agreement into 10,750,000 shares of Common Stock.  The Issuer entered into a similar Note Conversion Agreement with Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund pursuant to which it converted $672,197.25 due on the Note into 13,443,945 shares of Common Stock.  The Reporting Persons have no other contracts, arrangements or understandings with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Agreement regarding the joint filing of this statement.

Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	July 24, 2012

Novium Opportunity Umbrella SICAV PLC– Quality Investment Fund

By:	/s/ Paolo Brückner

QIF Malta 1 Limited

By:	/s/ Paolo Brückner

Novium AG

By:	/s/ Paolo Brückner

By:	/s/ Raul Cortes

/s/ Paolo Brückner
Paolo Brückner

/s/ Raul Cortes
Raul Cortes

Page 11 of 12 Pages